March 10, 2020

Kris Sennesael
Chief Financial Officer
Skyworks Solutions, Inc.
5211 California Avenue
Irvine, California 92617

       Re: Skyworks Solutions, Inc.
           Form 10-K for the Fiscal Year Ended September 27, 2019
           Filed November 14, 2019
           File No. 001-05560

Dear Mr. Sennesael:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing